UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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16006344

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KOYOTE TRADING, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore A. Risi (212) 300-2247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koyote Trading, LLC, as of December 31,2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANGELA WADKINS
Notary Public, State of New York
No. 01WA6174421
Qualified in New York County
Commission Expires September 17, 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Koyote Trading, LLC

We have audited the accompanying statement of financial condition of Koyote Trading, LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of Koyote Trading, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Koyote Trading, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 **withum.com**

Koyote Trading, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	1,049
Due From Clearing Broker		13,972,911
Securities owned, at fair value		14,345,719
Furniture and Equipment-at cost, less accumulated depreciation of $2,114,934		19,342
Receivable From Affiliates		454,516
Other assets		83,369
Total assets	$	28,876,906

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold short, at fair value	$	10,963,992
Management fee payable		2,505,521
Accounts payable and accrued expenses		168,718
Total liabilities		13,638,231
Member's Capital		15,238,675
Total liabilities and member's capital	$	28,876,906

See Notes to Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Koyote Trading, LLC (the "Company") was initially organized under the name of Turbo Trading, LLC as a Delaware Limited Liability Company in December 2008. The Company changed its name in September 2009, and commenced operations as a registered broker-dealer in October 2009. The Company is a single-member limited liability company. The Company's only member is its managing member, Koyote Capital Group, LLC (the "Managing Member"), a direct wholly owned subsidiary of Schottenfeld Group Holdings, LP ("Parent"). The Company trades securities for its own account. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Summary of Significant Accounting Policies

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Level 3 Valuation Techniques: In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Level 3 Valuation Process: Investments classified within Level 3 of the fair value hierarchy are valued on a monthly basis, taking into consideration any changes in the Company's exit assumptions, as well as any changes in economic and other relevant conditions, and valuation models are updated accordingly. The valuations of the Company's investments are reviewed monthly by the principals of the firm.

Due to Clearing Broker: Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2015. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker dealer with a minimum value of $1,250,000. The Company may obtain short-term financing from its clearing broker by borrowing against its proprietary inventory positions, subject to collateral maintenance requirements.

Revenue Recognition: Trading profit and loss on principal transactions, commission income and expense and related clearing expenses and all other securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the payable date.

Furniture and Equipment: Furniture, equipment and software development are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Note 2. Investments

The following table presents the Company's fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2015:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned:				
Equities	$ 14,019,358	$ 14,019,358		
Options	169,741	169,741		
Debt	156,620	156,620		
Total	$14,345,719	$ 14,345,719	$ -	$ -
Liabilities:				
Securities sold short:				
Equities	$3,095,040	$3,095,040		
Options	56,266	56,266		
Debt	7,812,686	7,812,686		
Total	$10,963,992	$10,963,992	$ -	$ -

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value for the year ended December 31, 2015 are as follows:

Balance, December 31, 2014	$ 775,000
Disposition during 2015	$ 775,000
Balance, December 31, 2015	$ -

During the year, the Company distributed its private investment to its member. There were no unrealized gain (loss) for securities still at December 31, 2015. During the year ended December 31, 2105, there were no transfers in and out of investments categorized as Level 1, 2 or Level 3 in the fair value category.

Note 3. Income Taxes

As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by the Managing Member on its return.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions. The firm is not subject to examination by U.S. federal, state or local authorities for tax years before 2012.

Note 4. Related Party Transactions

The Company has an expense-sharing agreement with two affiliated entities, Schottenfeld Group, LLC and Roadrunner Capital Partners, LLC, both entities having common ownership. Roadrunner Capital Partners, LLC ("Roadrunner") is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. For the year ended December 31, 2015, the Company incurred occupancy expenses of $693,000.

Schottenfeld Group, LLC makes available to the Company administrative and managerial resources in order to conduct its day to day operations. Pursuant to the agreement, the Company will make payment for certain direct costs. For 2015 the Company incurred and paid $4,822,151 for such costs. At December 31, 2015, the Company had a receivable from Schottenfeld Group, LLC of $454,516, which is included on the statement of financial condition under receivable from affiliates.

The Company has a management fee arrangement with the Managing Member for compensating the traders who trade on behalf of the Company. During 2015, the management fee for compensating the traders was $7,415,450 and is included in management fee expense on the statement of income, and at December 31, 2015, $2,505,521 was payable by the Company to the Managing Member. This is included in the management fees payable on the statement of financial condition.

Note 5. Furniture and Equipment

At December 31, 2015, furniture and equipment consisted of :

	Cost	Estimated Lives
Office equipment, furniture and fixtures	$ 1,578,100	3 to 5 years
Telecommunications equipment	420,251	5 years
Software	135,925	
	2,134,276	
Accumulated depreciation	(2,114,934)	
	$ 19,342	

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $10,642,706, which was $10,464,423 in excess of its required net capital of $178,283. The Company's net capital ratio was .25 to 1.

Note 7. Financial Instruments and Risk

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold short and the purchase and writing of equity and index option contracts that subject the Company to market risk and credit risk.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Securities sold short represent obligations by the Company to deliver the underlying securities sold. Option contracts provide the holder with the right, but not the obligation tp purchase or sell a financial instrument at a specific price before or on an established date. The Company's ultimate obligation on open short positions or written option contracts may exceed the amount recognized on the statement of financial condition.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

At December 31, 2015, the Company held 2,130 purchased options contracts and had written 534 options contracts. This is indicative of the level of derivative activity during the year.

Note 8. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, forward contracts, options on forward contracts and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded on the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

Note 8. Derivative Financial Instruments (Continued)

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Futures contracts arr included in due from clearing broker on the statement of financial condition. Options contract assets and options contract liabilities are included in securities owned at fair value and securities sold short, at fair value, respectively, on the statement of financial condition. As of December 31, 2015, the Company's derivative activities had the following impact on the statement of financial condition:

Type of Instrument	Gross Amounts of Recognized Assets at Fair Value	Gross Offsetting Amounts of Recognized Liabilities at Fair Value	Net Amounts of Assets (Liabilities) Presented on the Statement of Financial Condition
Derivative:			
Futures contract	$ 14,486	$ -	$ 14,486
Options contract	169,741	56,266	113,475
Total derivatives	$ 184,227	$ 56,266	$ 127,961